PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

October 8, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 29 Filed September 24, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 6, 2021, relating to the Company’s Post-Qualification Amendment No. 29 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on September 24, 2021 (“Post-Qualification Amendment No. 28”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 30 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 30”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 29 filed on September 24, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 30.

Securities and Exchange Commission

October 8, 2021

Post-Qualification Amendment No. 29 to Filed September 24, 2021

General

1.	Please tell us what consideration you gave to updating your Form 1-A to include (i) information presented in your Form 1-U filed on September 30, 2021; and (ii) interim financial statements and other relevant information from your Form 1-SA for the fiscal semiannual period ended June 30, 2021, filed on September 28, 2021. Refer to Rule 252(a) of Regulation A, which requires that your Form 1-A include all of the content required by Form 1-A and "any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading."

In response to the Staff’s comment, the Company advises the Staff that it has revised Post-Qualification Amendment No. 30 to include the interim financial statements and other relevant information required by its subsequently filed Form 1-SA and also to reference the events contained in the Form 1-U related to Series Mo Mischief. The Company supplementally advises the Staff that as to (i) the triggering event for the Form 1-U occurred after the Company had already filed its Post-Qualification Amendment No. 29 and as for (ii) the contents of its Form 1-SA were not yet required to be incorporated under Form 1-A at the time of filing Post-Qualification Amendment No. 29.

***

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 30 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:   Michael Behrens, My Racehorse CA LLC